UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934



                        American National Can Group, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    027714104
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                                 (CUSIP Number)


                                 August 2, 1999
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|     Rule 13d-1(b)
|_|     Rule 13d-1(c)
|X|     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP NO.  027714104

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1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

       Pechiney [N/A]
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
       (a) |_|           (b) |_|
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3      SEC USE ONLY

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4      CITIZENSHIP OR PLACE OF ORGANIZATION

       France
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                         5    SOLE VOTING POWER
NUMBER OF
SHARES                        25,000,000 shares
BENEFICIALLY             -------------------------------------------------------
OWNED BY                 6    SHARED VOTING POWER
EACH
REPORTING                     None
PERSON                   -------------------------------------------------------
WITH                     7    SOLE DISPOSITIVE POWER
PERSON
WITH                          25,000,000 shares
                         -------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

                              None
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,000,000 shares
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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          45.45%
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12        TYPE OF REPORTING PERSON (See Instructions)

          00
--------------------------------------------------------------------------------

Schedule 13G

Item 1 (a)           Name of Issuer:

                     American National Can Group, Inc.

Item 1 (b)           Address of Issuer's Principal Executive Offices:

                     8770 W. Bryn Mawr Avenue
                     Chicago, IL 60631

Item 2 (a)           Name of Person Filing:

                     Pechiney

Item 2 (b)           Address of Principal Business Office:

                     7 Place du Chancelier Adenauer
                     75218 Paris cedex 16
                     France

Item 2 (c)           Citizenship:

                     France

Item 2 (d)           Title of Class of Securities:

                     Common Stock (par value $0.01 per share)

Item 2 (e)           CUSIP Number:

                     027714104

Item 3               The person filing is:

                     Not Applicable

Item 4               Ownership:

                     Pechiney is deemed to be the beneficial owner of 25,000,000 or 45.45% of the 55,000,000 shares of
                     Common Stock believed to be outstanding as a result of its role in the formation of the Company and its own reorganization of its packaging operations. Pechiney has the sole power to vote and the sole power to dispose or direct the disposition of all 25,000,000 shares of Common Stock.

Item 5               Ownership of Five Percent or Less of a Class:

                     Not Applicable.

Item 6               Ownership of More than Five Percent on Behalf of Another
                     Person:

                     In certain circumstances, Rexam Plc is entitled, pursuant to the Stockholders Agreement between Rexam Plc and Pechiney, dated March 31, 2000, to be paid any amounts over and above $18.00 per share received by Pechiney from the sale of its shares of Common Stock to a third party.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

                     Not Applicable.

Item 8               Identification and Classification of Members of the Group:

                     Not Applicable.

Item 9               Notice of Dissolution of Group:

                     Not Applicable.

Item 10              Certification:

                     (a)      Not Applicable.
                     (b)      Not Applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        PECHINEY


Dated:   April 6, 2000                  By:   /s/ J.D. Senard
                                            --------------------------------
                                              Name:  J.D. Senard
                                              Title: Senior Executive Vice
                                                     President & CFO